Exhibit 99.08

NEWS RELEASE

ORLA MINING RECEIVES ENVIRONMENTAL PERMIT REQUIRED FOR THE
CONSTRUCTION OF THE CAMINO ROJO OXIDE GOLD PROJECT

VANCOUVER, BC – August 13, 2020 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the "Company") is pleased to announce that the Mexican Federal Environmental Department ("SEMARNAT") has granted approval of the Company’s Environmental Impact Statement (“Manifestos de Impacto Ambiental” or “MIA”) required for the development of the Camino Rojo Oxide Gold Project (“Camino Rojo”) located in Zacatecas State, Mexico. The approval of the MIA is conditional upon Orla meeting certain customary conditions and standard requirements which the Company intends to complete in the coming weeks. Orla now has the two principal permits necessary for commencement of construction activities at Camino Rojo. The receipt of the MIA also satisfies one of the key conditions precedent to the drawdown of the remaining US$100 million available on the previously announced US$125 million project finance facility (“Credit Facility”).

“The approved MIA is the next step to develop the Camino Rojo Oxide Project. We can now begin construction and maintain our schedule to produce our first gold in 2021”, stated Jason Simpson, President and Chief Executive Officer of Orla. “We would like to thank and recognize everyone who has worked on the permitting process and supported us to get to this point. We look forward to continuing to work closely with our various stakeholders, including the local communities around the Camino Rojo Project”.

Detailed engineering is now over 73% complete and in anticipation of the receipt of the final permit, Orla has pre-ordered and committed to over US$50 million for long-lead time items. Major contracts for earth moving and civil work are well advanced and are expected to be finalized in the coming weeks. Under Mexico’s current COVID-19 legislation, mining and construction are now permitted economic activities and the Camino Rojo site has been ramping up in strict compliance with the Mexican Health Authority and Company requirements. Orla has implemented a strict COVID-19 protocol, including rigorous testing programs as it begins a controlled mobilization to site for construction. Exploration work programs have already begun and are testing regional targets in the large area of prospective geology that surrounds the known deposit.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

NEWS RELEASE

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the timing of meeting certain conditions with respect to the approval of the MIA, the timing of commencement of construction activities, the results of exploration and planned exploration programs, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions that all conditions of the MIA will be met, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral reserves and mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury

Director, Investor Relations

www.orlamining.com
info@orlamining.com

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